UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[X] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   SCHLAGETER          JEFFREY M.
   955 East Arques Avenue


   Sunnyvale, CA 94086-4533
2. Issuer Name and Ticker or Trading Symbol
   ACTEL CORPORATION (ACTL)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   11/98
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [X] Other (specify below)
   FORMER OFFICER
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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Common Stock                                  11/06/98    M        1,886         A  $7.6300                     D  Direct
Common Stock                                  11/06/98    S        1,886         D  $13.6250                    D  Direct
Common Stock                                  11/06/98    M        13,114        A  $7.6300                     D  Direct
Common Stock                                  11/06/98    S        13,114        D  $13.6250                    D  Direct
Common Stock                                  11/19/98    M        3,199         A  $10.6250                    D  Direct
Common Stock                                  11/19/98    S        3,199         D  $17.3750                    D  Direct
Common Stock                                  11/19/98    M        3,270         A  $10.6250                    D  Direct
Common Stock                                  11/19/98    S        3,270         D  $17.3750                    D  Direct
Common Stock                                  11/27/98    M        5,344         A  $14.8750                    D  Direct
Common Stock                                  11/27/98    S        5,344         D  $17.7500     60,183         D  Direct
Common Stock                                                                                     1,000          I  by Daughter

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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Incentive Stock Option (right  $7.6300         11/06/98       M                          13,114           02/01/97     07/26/04
to buy)
Incentive Stock Option (right  $10.6250        11/19/98       M                          3,270            02/01/97     01/05/06
to buy)
Non-Qualified Stock Option     $7.6300         11/06/98       M                          1,886            02/01/97     07/26/04
(right to buy)
Non-Qualified Stock Option     $10.6250        11/19/98       M                          3,199            02/01/97     01/05/06
(right to buy)
Non-Qualified Stock Option     $14.8750        11/27/98       M                          5,344            02/01/97     07/17/06
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
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Incentive Stock Option (right  11/06/98  Common Stock                   13,114        $13.6250    0             D   Direct
to buy)
Incentive Stock Option (right  11/19/98  Common Stock                   3,270         $17.3750    9,411         D   Direct
to buy)
Non-Qualified Stock Option     11/06/98  Common Stock                   1,886         $17.3750    0             D   Direct
(right to buy)
Non-Qualified Stock Option     11/19/98  Common Stock                   3,199         $17.7500    5,870         D   Direct
(right to buy)
Non-Qualified Stock Option     11/27/98  Common Stock                   5,344         $16.7777    17,372        D   Direct
(right to buy)

Explanation of Responses:


SIGNATURE OF REPORTING PERSON
/S/ SCHLAGETER          JEFFREY M.
DATE 12/08/98